Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

June 9, 2021

Larry Spirgel Matthew Crispino Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	NewHold Investment Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 14, 2021

File No. 333-255017

Dear Messrs. Spirgel and Crispino:

On behalf of our client, NewHold Investment Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated May 28, 2021 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to its Registration Statement on Form S-4 (the “Form S-4”).

Contemporaneously, the Company has filed via EDGAR Amendment No. 2 to the Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Form S-4/A filed May 14, 2021

Background of the Business Combination, Page 65

1.	We note your response to prior comment 6 and your inclusion of disclosure providing the Company’s board’s due diligence relating to Evolv’s projections. If Evolv provided the Company’s board with any of its own assumptions or qualifications supporting its projections, please revise to include.

Response: The assumptions underlying the projections provided by Evolv to the Company are disclosed on page 72 of Amendment No. 2 in accordance with the Staff’s comments.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Larry Spirgel Matthew Crispino June 9, 2021 Page 2

Material Federal Income Tax Consequences, page 90

2.	We note your response to prior comment 8; however, if you do not commit to obtaining a tax opinion supporting the legal conclusion in your filing that you “intend” the merger to be a “reorganization” under Section 368(a) of the Tax Code, and therefore tax-free to a U.S. holder, it is inappropriate to make such a conclusion. See Item 601(b)(8) of Regulation S-K and, for further guidance, Staff Legal Bulletin No. 19 (October 14, 2011). If you are unable to obtain such a tax opinion because there is significant uncertainty relating to such a conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.

Response: A form of tax opinion is being filed as Exhibit 8.1 to Amendment No. 2.

Larry Spirgel Matthew Crispino June 9, 2021 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner